
October 1, 2013

Via E-mail
Glenn E. Tynan
Chief Financial Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054

> **Re:** **Curtiss-Wright Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 1-134**

Dear Mr. Tynan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 31

1. We note that your foreign operations represents approximately 30% of net sales for each period presented. We further note that foreign earnings before income taxes has steadily increased as a percentage of total earnings before income taxes for each period presented with fiscal year 2012 at 59.4% of the total, fiscal year 2011 at 43.2% of the total, and fiscal year 2010 at 39.5% of the total. In future filings, please include a discussion and analysis of the impact of your foreign operations on your consolidated results of operations along with the material factors impacting your foreign results of operations, especially in light of the disparity in the percentage of net sales and earnings before income taxes. Please discuss the specific business, economic and competitive factors that caused the material decrease in your domestic profit margin and the material increase in your foreign profit margin. The disclosure should enable a reader to understand the magnitude of each impact. Also, please disclose whether these trends are expected to have a continuing impact on your future

operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment for your comparison of fiscal years 2012 and 2011.

2. We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations and pension and postretirement obligations adjustments. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Liquidity and Capital Resources, page 41

3. In future filings, please expand your discussion and analysis of the consolidated statement of cash flows to include all three fiscal years presented. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

4. In future periodic reports, please revise your disclosure for the amount of borrowings available under the credit facility to clarify if this amount is available without violating covenants. Please also expand your disclosure for the financial covenants contained in each of your debt agreements to either disclose the amount under your most restrictive covenant (i.e., debt to capitalization limit) as of your most recent balance sheet date. Otherwise, please disclose the definition of this most restrictive covenant. In this regard, we note that the ratio of your current and long-term debt to total equity was 68.5% as of June 30, 2013, and 67.1% as of December 31, 2012. Without further explanation, it would appear that you did not meet your most restrictive financial covenant. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

5. Given your significant foreign operations, please enhance your liquidity disclosure to address the following:
    - Disclose the amount of cash and cash equivalents held by foreign subsidiaries as compared to your total amount of cash and cash equivalents as of your most recent balance sheet date. To the extent that one jurisdiction holds a material portion of cash and cash equivalents, please disclose this fact along with the amount.
    - Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.
    - Disclose that your current plans do not demonstrate a need to repatriate the foreign cash and cash equivalents to fund your U.S. operations, if true.

<u>Critical Accounting Estimates and Policies, page 44</u>
<u>Revenue Recognition, page 44</u>

6. We note from your disclosures that you generate revenues from the sale of products, services provided and production and service type contracts that use either units-of-delivery or cost-to-cost percentage-of-completion methods. In future filings, please provide more quantitative information for the different sources of revenue generation to allow investors to better understand how your various recognition policies are impacting your consolidated statements of earnings. Please also expand your disclosure to clarify the length of a typical contract using the units-of-delivery percentage-of-completion method and a typical contract using the cost-to-cost percentage-of-completion method. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment.

<u>Inventory, page 45</u>

7. We note that the reserves for inventory obsolescence were reduced by $13.2 million during fiscal year 2012 for the write-off and sale of obsolete inventory. We further note that the total amount of reserves for inventory obsolescence is approximately 3.8 times this amount with similar, if not greater trends, for fiscal years 2011 and 2010. Please provide us with a comprehensive explanation as to why your reserve balance is so much greater than the amounts being written off during the periods, especially in light of the fact that inventory turnover for fiscal year 2012 was 4.0 times. As part of your response, please quantify the amount of inventory as of December 31, 2012, that is comprised of products that either had no sales during fiscal year 2012 or are considered by management to be slow-moving. Further, please expand your disclosure in future filings to identify the specific risk elements that management observed in the inventory portfolio. In this regard, we note that the total reserve balance is 10.9% of gross inventories, or 11.9% of inventories, net excluding costs from long-term contracts.

<u>Goodwill, page 47</u>

8. In future filings, please define the reporting unit level at which you test goodwill for impairment.

9. We note your disclosure that the estimated fair value of the oil and gas reporting unit within the Flow Control segment is not substantially in excess of the carrying amount and has been allocated $187 million of goodwill, which is 14% of total stockholders' equity. We further note that all of your reporting units had estimated fair values that were substantially in excess of the carrying amounts as of December 31, 2011. In your segment results of operations discussion and analysis, we note that sales in your oil and gas market increased and per your earnings call the increase was 5%. David C. Adam's discussion of the oil and gas business during the fourth quarter of fiscal year 2012 earnings call appears to indicate that all of the oil and gas business' future prospects are all positive, especially due to the acquisition of Cimarron and the surge in oil and gas production in the United States. As such, there is a concern that investors may not understand what the known factor is or factors are creating a

material uncertainty for the oil and gas reporting unit, as this type of disclosure was not provided. In future filings, please ensure your disclosures clearly explain to investors what the known material uncertainties are and how these material uncertainties may impact your consolidated financial statements. In the case of material uncertainties associated with goodwill impairment charges, please expand your disclosures to address the following:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- A description of the assumptions that drive the estimated fair value. Please ensure that your description of the key assumptions is specific to the reporting unit.
- A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit's fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value of the specific reporting unit. In this regard, the future occurrence of the potential indicators of impairment you provide are general and could be applied to any of your reporting units.

Please refer to Item 303(a)(3) of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment.

Consolidated Statements of Earnings, page 50

10. Please provide us with the portion of your revenues that relate to tangible product sales versus revenues from services to demonstrate that your consolidated statements of earnings presentation complies with Article 5-03(b)(1) of Regulation S-X for each period presented. In this regard, we note your disclosures in the Business section that your reportable segments provide your customers with services in addition to the various products discussed. For example, we note that the Oil and Gas Systems division of the Flow Control segment provides the global oil and gas industry with maintenance, repair and overhaul services and support.

5. Receivables, page 73

11. In future filings, please provide the disclosures required by Article 5-02.3(c) of Regulation S-X. If the disclosure amounts are immaterial, please disclose this conclusion.

6. Inventories, page 73

12. Please provide us with the disclosures required by Article 5-02.6(d)(ii) of Regulation S-X for each period presented. Please also confirm to us that you will provide this disclosure in future filings or disclose that such amounts are immaterial.

Schedule II – Valuation and Qualifying Accounts, page 117

13. We note that you are including amounts related to receivables and inventories acquired from business combinations in your reserve balances. Please tell us your consideration of the guidance in ASC 805-20-30-4.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

               Sincerely,

               /s/ Terence O'Brien

               Terence O'Brien
               Accounting Branch Chief